UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2015

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Report on Administrative Proceedings

On September 3, 2015, the Korea Communications Commission determined that SK Telecom Co., Ltd. (the “Company”) will be suspended from acquiring new subscribers from October 1, 2015 to October 7, 2015 (total of seven days) in accordance with its determination on March 26, 2015 to impose a suspension on the Company due to its violation of the Mobile Device Distribution Improvement Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Yong Hwan Lee
(Signature)
Name:	Yong Hwan Lee
Title:	Senior Vice President

Date: September 3, 2015

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